[ODYSSEY RE HOLDINGS CORP. LETTERHEAD]
January 16, 2007
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Jeffrey Riedler, Assistant Director
Odyssey Re Holdings Corp.
Registration Statement on Form S-1
Dear Mr. Riedler:
     Odyssey Re Holdings Corp. (the “Company”) has filed, on December 15, 2006, by way of EDGAR, Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-138340) (as amended, the “Registration Statement”).
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as is necessary to accelerate the effective date of the Registration Statement to 9:30 a.m. on January 17, 2007, or as soon as practicable thereafter.
     In making such request, the Company hereby acknowledges the following:
1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

3.	The Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct questions or comments regarding this letter to Chris Cummings (416-360-2967) or Stephen Centa (416-360-5131) of Shearman & Sterling LLP, the Registrant’s counsel. Please also notify Chris Cummings or Stephen Centa of the effectiveness of the Registration Statement.

Very truly yours, ODYSSEY RE HOLDINGS CORP.
By:	/s/ Donald L. Smith
	Name:	Donald L. Smith
	Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Song P. Brandon, Securities and Exchange Commission
Christopher J. Cummings, Shearman & Sterling LLP
Stephen C. Centa, Shearman & Sterling LLP
Lawrence Taylor, Shearman & Sterling LLP
Adam Lewinberg, Shearman & Sterling LLP